

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2011

Via Email
Peter Ubaldi
Chief Executive Officer
Global Ecology Corporation
7920 Beltline Road, Suite 770
Dallas, TX 75254

> **Re:** **Global Ecology Corporation**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-15216**

Dear Mr. Ubaldi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Statements of Cash Flows

1. We note your response to our prior comment number one; however, you did not fully address our concerns. In this regard, please tell us how your accounting treatment for the write-off of accounts payable older than 4 years old and gain from cancellation of debt complies with the guidance prescribed in ASC 405-20-40-1. It is unclear how the conditions outlined in such guidance have been satisfied in order for you to derecognize such liabilities. As part of your next response to us, please individually address how each condition was clearly met or alternatively, you may revise your financial statements accordingly.

2. We note your response to our prior comment number two; however, we reissue the comment in its entirety. It is still unclear to us why "Common stock issued for debt

settlement" which you indicate was related to underlying accruement of wages for fiscal 2008 and 2009 represents a reconciling item to reconcile net loss to cash used in operating activities for the current fiscal year. You also indicate in your response that the recognition of the non-cash expense item occurred in prior fiscal periods and no cash was utilized or proceeds were received from the issuance of common stock in the current fiscal year. In this regard, please explain to us why common stock issued for debt settlement is reflected as an operating cash activity with the statements of cash flows. Furthermore, please provide the relevant technical guidance used in determining your accounting treatment as part of your response to us. Alternatively, you may revise your financial statements accordingly.

You may contact Jean Yu at (202)551-3305 or myself at (202)551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief